EXHIBIT 99.1

TransAlta Closes Acquisition of Heartland Generation

CALGARY, Alberta, Dec. 04, 2024 (GLOBE NEWSWIRE) -- TransAlta Corporation (TSX: TA; NYSE: TAC) ("TransAlta" or "Company") announced today that it has completed its acquisition of Heartland Generation Ltd. and Alberta Power (2000) Ltd. (collectively, "Heartland") from Energy Capital Partners ("ECP"). The acquisition, which includes Heartland's entire business operations in Alberta and British Columbia, was completed for an aggregate purchase price of $542 million, reduced by approximately $95 million to reflect the economic benefit of the Heartland business arising since October 31, 2023, resulting in a net cash payment of $215 million before working capital adjustments.

As previously disclosed, in order to meet the requirements of the federal Competition Bureau, TransAlta entered into a consent agreement with the Commissioner of Competition pursuant to which TransAlta agreed to divest Heartland's Poplar Hill and Rainbow Lake assets following closing. ECP will be entitled to receive the proceeds from the divestiture. The sales process for these assets will be commenced shortly.

For further details about this transaction, please refer to our news release dated November 14, 2024.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with affordable, energy efficient and reliable power. Today, TransAlta is one of Canada’s largest producers of wind power and Alberta’s largest producer of hydroelectric power. For over 113 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and the Future-Fit Business Benchmark, which also define sustainable goals for businesses. Our reporting on climate change management has been guided by the International Financial Reporting Standards (IFRS) S2 Climate-related Disclosures Standard and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 66 per cent reduction in GHG emissions or 21.3 million tonnes CO2e since 2015 and received an upgraded MSCI ESG rating of AA.

Cautionary Statement Regarding Forward-Looking Information

This news release contains "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "would", "anticipates", "develop", "continue", "estimate", and similar expressions suggesting future events or future performance. In particular, this news release contains, without limitation, statements pertaining to sales process for the Poplar Hill and Rainbow Lake assets. The forward-looking statements contained in this news release are based on many assumptions and are subject to a number of significant risks, uncertainties and assumptions that could cause actual plans, performance, results or outcomes to differ materially from current expectations. Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this news release include, but are not limited to risks and uncertainties discussed in the Company's materials filed with the securities regulatory authorities from time to time and as also set forth in the Company's MD&A and Annual Information Form for the year ended December 31, 2023. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta’s expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information about TransAlta, visit our web site at transalta.com.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and U.S.	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com